

03012398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 65357

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **April 12, 2002** AND ENDING **December 31, 2002**

MM/DD/YY — — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Geneos Wealth Management, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 S. Syracuse Parkway, Suite 1000

(No. and Street)

Englewood, CO 80237

(City)   (State)   (Zip Code)

SEC MAIL RECEIVED
PROCESSING SECTION
FEB 2 5 2003
WASH. D.C. 207

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Mesard, Chief Financial Officer   303.785.8470 x 114

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

(Name — if individual, state last, first, middle name)

1700 Lincoln Street, #3400	Denver	CO	80203
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, __Paul S. Mesard_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Geneos Wealth Management, Inc._____, as of

__December 31, 2002_____, XX_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None.

_____

_____

_____

_____
Signature

Chief Financial Officer
Title

My Commission Expires 12/10/2003

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operation.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent accountant's report on internal control structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Geneos Wealth Management, Inc.

For the Period April 12, 2002 (Inception) Through December 31, 2002

Contents

Gĕneos Wealth Management, Inc.

Accountants' Report and Financial Statements

For the Period April 12, 2002 (Inception) Through December 31, 2002





Wells Fargo Center
1700 Lincoln Street, Suite 3400
Denver, CO 80203-4534
303 861-4545   Fax 303 832-5705

bkd.com

Independent Accountants' Report

Board of Directors
Gĕneos Wealth Management, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Gĕneos Wealth Management, Inc. as of December 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the period April 12, 2002 (inception) through December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gĕneos Wealth Management, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period April 12, 2002 (inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Page 12 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solutions
for
Success

BKD, LLP

Denver, Colorado
January 21, 2003



Gĕneos Wealth Management, Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$	870,633
Due from clearing broker		17,236
Deposit with clearing broker		25,000
Accounts receivable		5,454
Prepaid expenses		23,246
Furniture and equipment, at cost, net of accumulated depreciation of $8,372		127,982
Software, at cost, net of accumulated amortization of $8,906		155,802
Deposits		21,953
	$	1,247,306

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	29,783
Capital lease obligations		50,799
Deferred rent and deposits		48,464
Total liabilities		129,046

Stockholders' Equity

Common stock, Class A, $.0001 par value; authorized 20,000,000 shares; issued and outstanding 9,200,000 shares;	920
Common stock, Class B, $.0001 par value; authorized 4,000,000 shares; issued and outstanding 1,538,462 shares;	154
Common stock subscribed, Class B; 1,538,461 shares	1,000,000
Common stock warrants; Class B; 1,846,154 shares	100,000
Additional paid-in capital	1,749,930
Accumulated deficit	(732,744)
	2,118,260
Less: common stock subscription receivable	(1,000,000)
Total stockholders' equity	1,118,260
$	1,247,306

Gĕneos Wealth Management, Inc.
Statement of Operations
For the period April 12, 2002 (inception) to December 31, 2002

Revenue		
Gross dealer concessions	$	78,371
Due diligence fees		1,500
Interest and other		3,014
		82,885
Expenses		
Salaries, payroll taxes, and benefits		370,883
Commissions to registered representatives		65,522
Other professional fees		122,773
Regulatory fees		36,780
Registration costs		22,120
Other general and administrative		197,551
		815,629
Net Loss Before Income Taxes		(732,744)
Credit for Income Taxes		-
Net Loss	$	(732,744)

Additional Paid-in Capital	Accumulated Deficit	Common Stock, Subscription Receivable	Total
$ -	$ -	$ -	$ -
919,080	-	-	920,000
830,850	-	-	831,004
-	-	(1,000,000)	-
-	-	-	100,000
-	(732,744)	-	(732,744)
$ 1,749,930	$ (732,744)	$ (1,000,000)	$ 1,118,260

Gĕneos Wealth Management, Inc.
Statements of Cash Flows
For the period April 12, 2002 (inception) to December 31, 2002

Operating Activities

Net loss	$	(732,744)
Items not requiring cash		
Depreciation and amortization		17,278
Changes in		
Due from clearing broker		(17,236)
Deposit with clearing broker		(25,000)
Accounts receivable		(5,454)
Prepaid expenses		(23,246)
Deposits		(21,953)
Accounts payable and accrued expenses		29,783
Deferred rent and deposits		48,464
Net cash used in operating activities		(730,108)

Investing Activities

Purchase of furniture and equipment		(77,355)
Purchase of software		(164,708)
Net cash used in investing activities		(242,063)

Financing Activities

Principal payments under capital lease obligation		(8,200)
Proceeds from issuance of common stock and common stock warrants		1,920,001
Costs of issuance of common stock and common stock warrants		(68,997)
Net cash provided by financing activities		1,842,804

Increase in Cash and Cash Equivalents		870,633
Cash and Cash Equivalents, Beginning of Period		-
Cash and Cash Equivalents, End of Period	$	870,633

Supplemental Cash Flows Information

Interest paid	$	1,886
Receivable for common stock subscriptions	$	1,000,000
Capital lease obligation incurred for equipment	$	58,999

Gĕneos Wealth Management, Inc.
Notes to Financial Statements
For the Period April 12, 2002 (Inception) Through December 31, 2002

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company was formed on April 12, 2002, and operates as a nationwide securities broker-dealer and investment advisor. The Company earns revenues from the sale of securities (stocks and bonds), mutual funds, limited partnership interests, fixed and variable life insurance policies, fixed and variable annuities, and real estate investment trusts (REITs).

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and also maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2002, cash equivalents consisted of a money market account at a bank. At December 31, 2002, the Company's cash accounts exceeded federally insured limits by approximately $770,633.

Off-Balance Sheet Risk

As discussed above, the Company clears all non-direct securities transactions on behalf of its customers on a fully disclosed basis with Pershing, Division of Donaldson, Lufkin & Jenrette Securities Corporation, its clearing broker-dealer. The clearing broker-dealer carries all of the non-direct accounts of the customers of the Company and is responsible for the execution, collection, and payment of funds and receipt and delivery of securities relative to non-direct customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and procedures to ensure that the clearing broker-dealer executes transactions of its customers properly.

Gĕneos Wealth Management, Inc.
Notes to Financial Statements
For the Period April 12, 2002 (Inception) Through December 31, 2002

Revenue Recognition and Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Furniture and Equipment and Software

Furniture and equipment and all software are depreciated and amortized respectively over the estimated useful life of each asset. Annual depreciation and amortization are both computed using the straight-line method.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Advertising Cost

Advertising production costs are expensed the first time the advertisement is run. Total advertising and promotional expenses were approximately $29,000 for the period April 12, 2002 (inception) through December 31, 2002.

Note 2: Capital Lease Obligations

Capital lease obligation (A)	$ 30,002
Capital lease obligation (B)	20,797
	$ 50,799

(A) Capital lease covering a copier for 5 years expiring July 2007.

(B) Capital lease covering phone system for 2 years expiring July 2004.

Gĕneos Wealth Management, Inc.
Notes to Financial Statements
For the Period April 12, 2002 (Inception) Through December 31, 2002

Aggregate annual payments on capital lease obligations at December 31, 2002 are:

2003	$	22,983
2004		16,837
2005		8,233
2006		8,233
2007		4,803
		61,089
Less amount representing interest		(10,290)
Present value of future minimum lease payments	$	50,799

The amount of furniture and equipment under capital leases at December 31, 2002 was $58,999. This property had related accumulated depreciation of $3,512 for a net book value at December 31, 2002 of 55,487.

Note 3: Operating Leases

The Company has entered into a long-term non-cancelable operating lease for office space beginning August 9, 2002 and ending on December 31, 2008. A portion of the lease space will be subleased under a lease commencing on January 1, 2003 and expiring June 30, 2005.

Future minimum lease payments at December 31, 2002 were:

2003	$	129,000
2004		135,340
2005		139,574
2006		143,803
2007		148,032
Later years		152,262
	$	848,011

Minimum future rentals receivable under non-cancelable operating subleases at December 31, 2002 were $47,628. Rent expense for the period April 12, 2002 (inception) through December 31, 2002 was $55,755.

Gĕneos Wealth Management, Inc.
Notes to Financial Statements
For the Period April 12, 2002 (Inception) Through December 31, 2002

Note 4: Income Taxes

The provision for income taxes includes these components:

Taxes currently payable	$ -
Deferred income taxes	-
Income tax expense	$ -

A reconciliation of income tax expense (credit) at the statutory rate to the Company's actual income tax expense is shown below:

Computed at the statutory rate (34%)	$ (249,000)
Increase (decrease) resulting from	
Nondeductible expenses	1,000
State income taxes	(24,000)
Changes in the deferred tax asset valuation allowance	272,000
Actual tax expense	$ -

The tax effects of temporary differences related to deferred taxes shown on the statement of financial conditions were:

Deferred tax asset	
Net operating loss carryforward	$ 140,000
Capitalized start-up costs	132,000
Deferred tax asset before valuation allowance	272,000
Valuation allowance	
Beginning balance	-
Increase during the period	(272,000)
Ending balance	(272,000)
Net deferred fixed asset	$ -

As of December 31, 2002, the Company has an unused operating loss carryforward of approximately $375,000 which expires December 31, 2022.

Gĕneos Wealth Management, Inc.
Notes to Financial Statements
For the Period April 12, 2002 (Inception) Through December 31, 2002

Note 5:   Common Stock Subscribed and Common Stock Warrants

On November 27, 2002, the Company entered into a stock purchase agreement with Mercantile Colorado LLC (Mercantile). The agreement called for Mercantile to purchase 3,076,923 Class B shares of common stock for $2,000,000. The purchase is to occur in four separate closings. As of December 31, 2002, the first two closing had occurred in which Mercantile paid the Company $1,000,000 for 1,538,462 Class B shares of common stock. During 2003, Mercantile will pay the remaining $1,000,000 for 1,538,461 Class B shares of common stock.

Mercantile may choose to limit the number of the Company's Class B shares that it owns to 19.99% of the total number of the Company's Class A and Class B shares issued and outstanding. Nevertheless, Mercantile is committed to investing the total $2,000,000 in the Company. If Mercantile elects to limit the number of Class B shares to 19.99%, then Mercantile may elect to receive a warrant from the Company exercisable for the number of shares scheduled to be purchased which would exceed the 19.99% limit. The purchase price of these warrants will be an amount equal to $0.65 multiplied by the number of shares purchasable under the warrant. The warrants will have an exercise price of $0.0001 and will have no fixed expiration date.

In connection with the stock purchase agreement, the Company also issued a warrant to Mercantile to purchase a maximum 923,077 Class B shares of common stock. Mercantile may exercise the warrant partially or in whole, but may not purchase shares which would cause Mercantile to own more than 20% of the issued and outstanding Class A and Class B common stock of the Company at the time of exercise. The exercise price is $0.65 per share. The warrant is exercisable January 1, 2004 through December 31, 2009, if the Company has revenues of $18,000,000 or more and does not have cumulative net losses in excess of $600,000 during the period November 27, 2002 to December 31, 2003.

In connection with the stock purchase agreement, the Company also issued a warrant to Mercantile to purchase a maximum 923,077 Class B shares of common stock. Mercantile may exercise the warrant partially or in whole, but may not purchase shares which would cause Mercantile to own more than 20% of the issued and outstanding Class A and Class B common stock of the Company at the time of exercise. The exercise price is $0.0001 per share. The warrant is exercisable beginning January 1, 2004 through December 31, 2009, if the Company has revenues less than $18,000,000 or has cumulative net losses in excess of $600,000 during the period November 27, 2002 to December 31, 2003.

The estimated fair value allocated to the common stock warrants at November 27, 2002 was $100,000 and is presented on the balance sheet as stockholders' equity.

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. This ratio is 8-to-1 for the first 12 months after an entity commences business as a broker-dealer. The Company commenced business on June 25, 2002, when it was granted membership to the NASD.

Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10-to-1. At December 31, 2002, the Company had net capital and net capital requirements of $809,222 and $50,000, respectively.

The net capital requirement is based upon the greater of: (1) 12.5% of aggregate indebtedness or (2) minimum dollar requirement of $50,000. As of December 31, 2002, the Company's net capital ratio was .16-to-1.

Note 7: Contingencies

In July 2002, the Company's President and Chief Executive Officer and the Company, received a restraining order against them. The President and Chief Executive Officer's former employer brought about the restraining order. The restraining order prevents him and the Company from attempting to directly or indirectly induce or attempt to induce any broker, broker-dealer, financial planner, registered principal or representative to cease providing services to the former employer and prevents him and the Company from forming a business relationship with any of these individuals. The restraining order is in effect until April 3, 2003.

The Company's President and Chief Executive Officer and the Company are in the process of seeking NASD arbitration on this matter. To date no arbitration hearings have yet been held. No claims have been made against the Company related to this matter.

Supplementary Information
Required by Rule 17a-5 of the
Securities Exchange Act of 1934

Gĕneos Wealth Management, Inc.
Computation of Aggregate Indebtedness and Net Capital Under
Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2002

Aggregate Indebtedness

Accounts payable and accrued expenses	$	29,783
Capital lease obligations		50,799
Deferred rent and deposits		48,464
Total aggregate indebtedness	$	129,046

Net Capital

Stockholders' equity	$	1,118,260
Deductions:		
Nonallowable assets		
Accounts receivable		5,454
Prepaid expenses		23,246
Furniture and equipment		102,583
Software		155,802
Deposits		21,953
Total deductions		309,038

Net Capital		809,222
Minimum Required Net Capital		50,000
Capital in Excess of Minimum Requirement	$	759,222
Ratio of Aggregate Indebtedness to Net Capital		.16 to 1

There were no variances between this computation of net capital under paragraph F of Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5. Accordingly, no reconciliation is necessary.

Independent Accountants' Report on Internal Control



Wells Fargo Center
1700 Lincoln Street, Suite 3400
Denver, CO 80203-4534
303 861-4545 Fax 303 832-5705

bkd.com

Independent Accountants' Report on Internal Control

Board of Directors
Gĕneos Wealth Management, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of Gĕneos Wealth Management, Inc. (the Company) for the period April 12, 2002 (inception) through December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by Rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Solutions for Success

A member of
Moores Rowland
International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
January 21, 2003